Marubeni CORPORATION

03 MAR -5 AM 7:21

US Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance

03007177

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

SUPPL

Date: 27 February, 2003

Re: Company Information of **Marubeni Corporation**, file no. ***82-616***

With regard to the exemption relating to certain foreign issuers under **Rule 12g3-2(b)**, we are pleased to submit our latest company information as enclosed.
We would be grateful if you could check on the enclosed and keep it in your file.
Thank you.

- Summary of Consolidated Financial Statements for the 3rd Quarter of FY2002
- Financial Results for the 3rd Quarter and Yearly Prospects for FY2002 (US GAAP Basis)
- Dissolution of Subsidiary
- Settlement on Alaska Bristol Bay Antitrust Lawsuit
- News Release – Received Order for LD Gas Recovery System for Tubarao Steelworks, Brazil
- "V" PLAN - New Medium-Term Management Plan for FY2003 – FY2005 -

Corporate Communications & Investor Relations Dept.
Marubeni Corporation

dlw 3/7

Marubeni Corporation
1-4-2 Ote-machi
Chiyoda-ku, Tokyo
100-8088 JAPAN
tel: +81 3 3282-2416 fax: +81 3 3282-2331
http://www.marubeni.com

Marubeni CORPORATION

February 7, 2003

Summary of Consolidated Financial Statements for the 3rd Quarter of FY2002

(October 1, 2002 – December 31, 2002)

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results.

These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

*** This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.**

Marubeni Corporation

(Osaka Head Office) 5-7, Hommachi 2-chome, Chuo-ku, Osaka 541-8588, Japan

(Tokyo Head Office) 4-2 Ohtemachi 1-chome, Chiyoda-ku, Tokyo 100-8088, Japan

82-616

Marubeni NEWS

Received Order for LD Gas Recovery System for Tubarao Steelworks, Brazil

Marubeni Corporation
January 17, 2003

Marubeni Corporation (Marubeni) and Kawasaki Heavy Industries, Ltd. (Kawasaki) have jointly concluded a contract to construct a LD gas recovery system (revamping of existing dust deducting system in steel making shop and installation of new gas holder) with Companhia Siderurgica de Tubarao (CST: head office; Vitoria, president; Jose Armando de Figueiredo Campos), a private steel maker in Espirito Santo State, Brazil. The total amount of the contact is approximately ¥ 3 billions, and it is to be constructed at the company's Tubarao Steelworks.

The ordered system is designed to collect and clean up off-gas generated in steel making shop and store it in gas holder as fuel of their new power station system.

In accordance with increasing of demand for power because of start up of its hot rolling mill operation, a new power generation system has become necessary. Among main steelworks in Brazil, it is only Tubarao Steelworks that can secure all of necessary power by independent power generation. In Brazil, a country where power supply is not stable, this is an advantage to compete with other steel makers.

Companhia Siderurgica de Tubarao capable of producing five million tons of crude steel annually is the largest steel maker in Brazil with investments from ARCELOR of France, Companhia Vale de Rio Doce (CVRD) of Brazil, Kawasaki Steel Corporation, etc.

In the competition with major European engineering and manufacturing companies such SMS, VAI for this system, we succeeded in receiving the order because of Kawasaki's excellent technology and accumulated experience for steel making shop area over the world including in Brazil, with such as CSN, USIMINAS and COSIPA for steel making shop as well as arrangement of competitive finance facility provided by Japan Bank for International Cooperation (JBIC).

It is the first transaction for JBIC to provide the finance facility in form of buyer's credit facility directly to Brazilian steel mills without any guarantee from third parties such local banks or governmental body. JBIC evaluated CST's financial capability because CST is one of major export oriented company in Brazil. CST exports approximately 5.0 million tons per year of steel slab over the world.

Tubarao Steelworks is also planning to make a large-scale equipment investment to increase its production capacity further. With this order as a momentum, therefore, we will try harder to receive more orders.

February 7, 2003

Summary of Consolidated Financial Results for the 3rd Quarter of FY 2002 (US GAAP basis)

Company name : **Marubeni Corporation** Code Number : 8002 (URL http://www.marubeni.com)
Listed : Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Headquarter location : Osaka
Representative : TSUJI, Tohru President and CEO, Director
Enquiries : (Tokyo) Title General Manager, Media Relations Sec.
Corporate Communications & Investor Relations Dept.
Name HONDA, Tsutomu TEL : 03-3282-4800

1. Consolidated financial results for the 3rd Quarter of FY 2002 (October 1, 2002 - December 31, 2002) and 1st – 3rd Quarter of FY2002 (April 1, 2002 – December 31, 2002)

(Unit: billions of yen)

	3rd Quarter		Variance	1st - 3rd Quarter		Variance
	FY2002	FY2001		FY2002	FY2001	
Total volume of trading transactions	1,907.7	2,030.0	- 122.4	6,220.1	6,555.2	- 335.1
Gross trading profit	99.5	107.0	- 7.5	314.1	327.5	- 13.4
Operating profit	15.8	8.8	7.0	55.1	-10.0	65.2
Net income	8.1	6.2	1.9	25.9	-100.8	126.7

(Unit: billions of yen)

	At the end of		Variance	At the end of	Variance
	Dec. 2002	Mar. 2002		Sep. 2002	
Total assets	4,345.7	4,805.7	- 460.0	4,401.2	- 55.5
Net interest-bearing debt (less cash and cash equivalents, and time deposits)	2,464.5	2,712.9	- 248.4	2,512.7	- 48.3
Shareholders' equity	252.6	263.9	- 11.3	257.9	- 5.3

(Note 1) The results of the 3rd quarter are not audited by independent public accountants.
(Note 2) From this 1st quarter, the Company applies Statement of Financial Accounting No. 142 "Goodwill and Other Intangible Assets".
(Note 3) (End December 2002) Number of subsidiaries: 336 Number of affiliated companies accounted for by equity method: 157
(End March 2002) Number of subsidiaries: 354 Number of affiliated companies accounted for by equity method: 161

2. Outline

Total volume of trading transactions for the 3rd quarter has decreased by 6.0% from the same period of the previous year, to ¥ 1,907.7 billion, mainly due to a decrease in IT business and Energy, an increase mainly in Forest products & General merchandise notwithstanding.

Gross trading profit for the period was ¥ 99.5 billion, decreased by 7.0%, due a decrease in Agri-Marine Products.

Operating profit increased to ¥ 15.8 billion by 79.6% from the same period of the previous year, due to a decrease in SG&A expenses.

Net income increased to ¥ 8.1 billion by 30.3% over the previous year.

Total assets was ¥ 4,345.7 billion, down by ¥ 460.0 billion or 9.6%, and net interest-bearing debt dropped by ¥ 248.4 billion or 9.2%, to ¥ 2,464.5 billion from the end of March 2002.

Shareholders' equity decreased by ¥ 11.3 billion or 4.3%, to ¥ 252.6 billion, due to a worsening in currency translation adjustment accounts, and net unrealized gains (losses) on investment securities, adding of net income of ¥25.9 billion for the 1st–3rd Quarter notwithstanding.

Marubeni Corporation

Consolidated Statements of Operations
(3rd Quarter)

	3rd Quarter FY2002	3rd Quarter FY2001	Variance	Ratio
	Millions of yen			
Total volume of trading transactions	**¥ 1,907,683**	¥ 2,030,033	¥ - 122,350	- 6.0 %
Gross trading profit	**¥ 99,499**	¥ 107,042	¥ - 7,543	- 7.0 %
(ratio)	**(5.22%)**	(5.27%)		
Expenses:				
Selling, general and administrative expenses	**- 83,658**	- 96,946	13,288	- 13.7 %
Provision for doubtful accounts	**- 35**	- 1,297	1,262	- 97.3 %
Total	**- 83,693**	- 98,243	14,550	- 14.8 %
Operating profit	**15,806**	8,799	7,007	79.6 %
Other income (expenses):				
Interest expense, net of interest income	**- 5,443**	- 7,668	2,225	- 29.0 %
Dividends	**678**	953	- 275	- 28.9 %
Gain on investment securities	**1,085**	159	926	-
Gain (loss) on property and equipment	**1,186**	- 199	1,385	-
Other – net	**- 1,296**	7,706	- 9,002	-
Total	**- 3,790**	951	- 4,741	-
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	**12,016**	9,750	2,266	23.2 %
Provision for income taxes	**- 6,105**	- 4,960	- 1,145	23.1 %
Income (loss) before equity in earnings (losses) of affiliated companies	**5,911**	4,790	1,121	23.4 %
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**2,227**	1,456	771	53.0 %
Net income	**¥ 8,138**	¥ 6,246	¥ 1,892	30.3 %

(Note 1) These financial statements are not audited by independent public accountants.

(Note 2) These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Statements of Operations
(1st-3rd Quarter)

	Millions of yen			
	1st - 3rd Quarter			
	FY2002	**FY2001**	**Variance**	**Ratio**
Total volume of trading transactions	**¥ 6,220,086**	¥ 6,555,223	¥ - 335,137	- 5.1 %
Gross trading profit	¥ **314,054**	¥ 327,455	¥ - 13,401	- 4.1 %
(ratio)	**(5.05%)**	(5.00%)		
Expenses:				
Selling, general and administrative expenses	**- 252,781**	- 296,845	44,064	- 14.8 %
Provision for doubtful accounts	**- 6,163**	- 40,652	34,489	- 84.8 %
Total	**- 258,944**	- 337,497	78,553	- 23.3 %
Operating profit (loss)	**55,110**	- 10,042	65,152	-
Other income (expenses):				
Interest expense, net of interest income	**- 16,832**	- 22,773	5,941	- 26.1 %
Dividends	**4,243**	5,335	- 1,092	- 20.5 %
Gain (loss) on investment securities	**1,540**	- 81,661	83,201	-
Gain (loss) on property and equipment	**2,317**	- 41,923	44,240	-
Other – net	**- 7,874**	2,001	- 9,875	-
Total	**- 16,606**	- 139,021	122,415	-
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	**38,504**	- 149,063	187,567	-
Provision for income taxes	**- 21,312**	55,852	- 77,164	-
Income (loss) before equity in earnings (losses) of affiliated companies	**17,192**	- 93,211	110,403	-
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**8,749**	- 7,541	16,290	-
Net income (loss)	¥ **25,941**	¥ - 100,752	¥ 126,693	-

(Note 1) These financial statements are not audited by independent public accountants.

(Note 2) These financial statements are based on US GAAP.

Marubeni Corporation

Condensed Consolidated Balance Sheets

	Millions of yen		
	At the end of		
	December 2002	**March 2002**	**Variance**
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	**¥ 361,225**	¥ 471,978	**¥ - 110,753**
Investment securities	**18,009**	63,949	**- 45,940**
Notes and accounts receivable – trade, net of allowance for doubtful accounts	**1,106,498**	1,249,802	**- 143,304**
Inventories	**419,217**	439,278	**- 20,061**
Other current assets	**256,062**	262,552	**- 6,490**
Total current assets	**2,161,011**	2,487,559	**- 326,548**
Investments and long-term receivables:			
Investments	**1,050,782**	1,087,582	**- 36,800**
Long-term receivables, net of allowance for doubtful accounts	**284,326**	332,254	**- 47,928**
Total investments and long-term receivables	**1,335,108**	1,419,836	**- 84,728**
Property and equipment, at cost	**470,223**	511,874	**- 41,651**
Other assets	**379,326**	386,400	**- 7,074**
Total assets	**¥ 4,345,668**	¥ 4,805,669	**¥ - 460,001**

Marubeni Corporation

Condensed Consolidated Balance Sheets (Continued)

	Millions of yen		
	At the end of		
	December 2002	March 2002	Variance
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans and current portion of long-term debt	**¥ 1,070,911**	¥ 1,247,302	**¥ - 176,391**
Notes and accounts payable-trade	**822,417**	899,399	**- 76,982**
Other current liabilities	**267,101**	294,507	**- 27,406**
Total current liabilities	**2,160,429**	2,441,208	**- 280,779**
Long-term debt, less current portion	**1,878,539**	2,048,454	**- 169,915**
Other liabilities	**22,754**	19,238	**3,516**
Minority interests in consolidated subsidiaries	**31,351**	32,874	**- 1,523**
Shareholders' equity:			
Common stock	**194,039**	194,039	**-**
Additional paid-in capital	**87,765**	216,993	**- 129,228**
Retained earnings	**60,415**	- 94,754	**155,169**
Accumulated other comprehensive loss			
Net unrealized gains (losses) on investment securities, net of reclassification	**- 14,936**	386	**- 15,322**
Currency translation adjustments, net of reclassification, others	**- 74,592**	- 52,761	**- 21,831**
Accumulated other comprehensive loss - total	**- 89,528**	- 52,375	**- 37,153**
Treasury stock	**- 96**	- 8	**- 88**
Total shareholders' equity	**252,595**	263,895	**- 11,300**
Total liabilities and shareholders' equity	**¥ 4,345,668**	¥ 4,805,669	**¥ - 460,001**

(Note 1) These financial statements are not audited by independent public accountants.

(Note 2) These financial statements are based on US GAAP.

(Note 3) According to Japanese Commercial Law, appropriation of the loss to the earned surplus has been resolved at the ordinary general shareholders' meeting held on June 26, 2002, thereby eliminating the unappropriated loss for FY2001. Thus, consolidated additional paid-in capital and legal reserve are decreased by ¥ 129,228 million and ¥18,843 million, respectively, while retained earnings are increased by the same amount for the 1st Quarter.

Segment Information (3rd Quarter)

◆*3rd Quarter of FY2002 (October 1, 2002-December 31, 2002)*

Millions of yen

	IT Business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy	
Total volume of trading transactions	¥ 92,152	¥ 42,205	¥ 126,791	¥ 120,741	¥ 561,360	
Gross trading profit	7,939	1,953	1,961	13,077	9,004	
Segment net income (loss)	-2,145	1,573	- 465	1,013	1,613	
Segment assets	238,686	226,003	397,450	302,768	351,177	
	Metals & Mineral Resources	**Chemicals**	**Forest Products & General Merchandise**	**Agri-Marine Products**	**Textile**	
Total volume of trading transactions	¥ 103,555	¥ 130,214	¥ 192,762	¥ 214,876	¥ 99,599	
Gross trading profit	3,581	6,504	10,016	14,696	6,400	
Segment net income (loss)	1,532	-12	1,046	2,088	577	
Segment assets	169,699	161,009	319,524	368,122	132,100	
	Development & Construction	**Finance & Logistics**	**Domestic branches & offices**	**Overseas corporate subsidiaries & branches**	**Corporate & elimination etc.**	**Consolidated**
Total volume of trading transactions	¥ 35,903	¥ 11,012	¥ 35,657	¥ 253,084	¥ - 112,228	¥ 1,907,683
Gross trading profit	7,005	1,881	1,179	14,670	- 367	99,499
Segment net income (loss)	-436	318	116	269	1,051	8,138
Segment assets	402,771	244,493	65,578	498,100	468,188	4,345,668

◆*3rd Quarter of FY2001 (October 1, 2001-December 31, 2001)*

Millions of yen

	IT Business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy	
Total volume of trading transactions	¥ 149,844	¥ 55,792	¥ 118,573	¥ 131,299	¥ 603,633	
Gross trading profit	7,918	2,226	1,542	14,033	10,713	
Segment net income (loss)	- 4,537	1,885	- 2,819	-21	1,838	
Segment assets	293,054	201,926	513,606	315,395	340,138	
	Metals & Mineral Resources	**Chemicals**	**Forest Products & General Merchandise**	**Agri-Marine Products**	**Textile**	
Total volume of trading transactions	¥ 106,009	¥ 130,754	¥ 168,984	¥ 215,386	¥ 108,803	
Gross trading profit	3,030	6,868	10,252	17,654	7,707	
Segment net income (loss)	314	25	151	2,356	648	
Segment assets	173,180	173,675	354,503	363,724	167,434	
	Development & Construction	**Finance & Logistics**	**Domestic branches & offices**	**Overseas corporate subsidiaries & branches**	**Corporate & elimination etc.**	**Consolidated**
Total volume of trading transactions	¥ 39,989	¥ 10,830	¥ 50,536	¥ 275,886	¥ - 136,285	¥ 2,030,033
Gross trading profit	7,038	1,632	2,154	14,763	- 488	107,042
Segment net income (loss)	- 48	506	525	- 2,356	7,779	6,246
Segment assets	408,996	430,488	103,104	519,394	559,636	4,918,253

◆ *Variance*

Millions of yen

	IT Business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy	
Total volume of trading transactions	¥ -57,692	¥ -13,587	¥ 8,218	¥ -10,558	¥ - 42,273	
Gross trading profit	21	-273	419	-956	-1,709	
Segment net income (loss)	2,392	-312	2,354	1,034	-225	
Segment assets	- 54,368	24,077	- 116,156	- 12,627	11,039	
	Metals & Mineral Resources	**Chemicals**	**Forest Products & General Merchandise**	**Agri-Marine Products**	**Textile**	
Total volume of trading transactions	¥ - 2,454	¥ -540	¥ 23,778	¥ -510	¥ - 9,204	
Gross trading profit	551	-364	-236	-2,958	- 1,307	
Segment net income (loss)	1,218	-37	895	-268	- 71	
Segment assets	- 3,481	- 12,666	- 34,979	4,398	- 35,334	
	Development & Construction	**Finance & Logistics**	**Domestic branches & offices**	**Overseas corporate subsidiaries & branches**	**Corporate & elimination etc.**	**Consolidated**
Total volume of trading transactions	¥ - 4,086	¥ 182	¥ - 14,879	¥ - 22,802	¥ 24,057	¥ - 122,350
Gross trading profit	-33	249	-975	- 93	121	- 7,543
Segment net income (loss)	-388	-188	-409	2,625	- 6,728	1,892
Segment assets	- 6,225	- 185,995	- 37,526	- 21,294	- 91,448	- 572,585

(Note 1) The above operating segment information is not audited by independent public accountants.

(Note 2) Inter-segment transactions are generally priced in accordance with the prevailing market prices. The accounting policies of the reportable segments are the accounting principles generally accepted in Japan. The differences in accounting principles generally accepted in Japan and those in the United States of America are included in ***Corporate and elimination***.

(Note 3) The figures of ***Iron and Steel*** is excluded from the operating segments from the 2nd Half FY2001, due to the spin-off and its integration into Marubeni-Itochu Steel Inc. on October 1, 2001.

(Note 4) The figures for **Segment assets** present those for the end of the 3rd Quarter of FY2002 and 2001, respectively.

Segment Information (1st – 3rd Quarter)

◆ 1st – 3rd Quarter of FY2002(April 1, 2002-December 31, 2002) *Millions of yen*

	IT Business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy
Total volume of trading transactions	¥ 296,696	¥ 220,065	¥ 564,156	¥ 455,692	¥ 1,656,382
Gross trading profit	23,636	7,291	7,840	39,823	26,210
Segment net income (loss)	-5,259	5,678	1,461	3,804	6,853
Segment assets	238,686	226,003	397,450	302,768	351,177

	Metals & Mineral Resources	Chemicals	Forest Products & General Merchandise	Agri-Marine Products	Textile
Total volume of trading transactions	¥ 326,458	¥ 416,284	¥ 556,310	¥ 693,095	¥ 278,868
Gross trading profit	10,514	22,869	30,759	43,373	18,242
Segment net income (loss)	2,291	3,463	3,609	5,749	1,496
Segment assets	169,699	161,009	319,524	368,122	132,100

	Development & Construction	Finance & Logistics	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 100,340	¥ 33,602	¥ 125,854	¥ 830,665	¥ - 334,381	¥ 6,220,086
Gross trading profit	21,046	5,362	4,848	54,862	- 2,621	314,054
Segment net income (loss)	-2,971	3,058	824	5,964	- 10,079	25,941
Segment assets	402,771	244,493	65,578	498,100	468,188	4,345,668

◆ 1st – 3rd Quarter of FY2001(April 1, 2001-December 31, 2001) *Millions of yen*

	IT Business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy
Total volume of trading transactions	¥ 370,727	¥ 216,688	¥ 356,234	¥ 452,891	¥ 1,698,401
Gross trading profit	24,634	10,184	6,048	36,629	26,515
Segment net income (loss)	- 22,014	5,393	- 25,507	-5,754	5,994
Segment assets	293,054	201,926	513,606	315,395	340,138

	Metals & Mineral Resources	Chemicals	Forest Products & General Merchandise	Agri-Marine Products	Textile
Total volume of trading transactions	¥ 348,841	¥ 407,251	¥ 541,645	¥ 709,361	¥ 327,918
Gross trading profit	10,948	21,617	29,313	46,424	22,260
Segment net income (loss)	-1,774	1,312	2,992	-5,172	1,738
Segment assets	173,180	173,675	354,503	363,724	167,434

	Development & Construction	Finance & Logistics	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 104,461	¥ 32,959	¥ 222,458	¥ 895,957	¥ - 130,569	¥ 6,555,223
Gross trading profit	18,922	4,783	5,201	57,125	6,852	327,455
Segment net income (loss)	- 23,336	- 13	- 385	- 11,364	- 22,862	- 100, 752
Segment assets	408,996	430,488	103,104	519,394	559,636	4,918,253

◆ *Variance* *Millions of yen*

	IT Business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy
Total volume of trading transactions	¥ - 74,031	¥ 3,377	¥ 207,922	¥ 2,801	¥ - 42,019
Gross trading profit	- 998	- 2,893	1,792	3,194	- 305
Segment net income (loss)	16,755	285	26,968	9,558	859
Segment assets	- 54,368	24,077	- 116,156	- 12,627	11,039

	Metals & Mineral Resources	Chemicals	Forest Products & General Merchandise	Agri-Marine Products	Textile
Total volume of trading transactions	¥ - 22,383	¥ 9,033	¥ 14,665	¥ - 16,266	¥ - 49,050
Gross trading profit	- 434	1,252	1,446	- 3,051	- 4,018
Segment net income (loss)	4,065	2,151	617	10,921	- 242
Segment assets	- 3,481	- 12,666	- 34,979	4,398	- 35,334

	Development & Construction	Finance & Logistics	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ - 4,121	¥ 643	¥ - 96,604	¥ - 65,292	¥ - 203,812	¥ - 335,137
Gross trading profit	2,124	579	- 353	- 2,263	- 9,473	- 13,401
Segment net income (loss)	20,365	3,071	1,209	17,328	12,783	126,693
Segment assets	- 6,225	- 185,995	- 37,526	- 21,294	- 91,448	- 572,585

(Note 1) The above operating segment information is not audited by independent public accountants.

(Note 2) Inter-segment transactions are generally priced in accordance with the prevailing market prices. The accounting policies of the reportable segments are the accounting principles generally accepted in Japan. The differences in accounting principles generally accepted in Japan and those in the United States of America are included in ***Corporate and elimination***.

(Note 3) The figures of ***Iron and Steel*** is excluded from the operating segments from the 2nd Half FY2001, due to the spin-off and its integration into Marubeni-Itochu Steel Inc. on October 1, 2001.

(Note 4) The figures for **Segment assets** present those for the end of the 3rd Quarter of FY2002 and 2001, respectively.

82-616

February 7, 2003

Marubeni Corporation

Financial Results for the 3rd Quarter and Yearly Prospects for FY2002 (US GAAP Basis)

(unit: billions of yen)

Operating Results	1st - 3rd Quarter FY2001	3rd Quarter FY2001	1st - 3rd Quarter FY2002	3rd Quarter FY2002	1st - 3rd Quarter FY2002 Variance	3rd Quarter Variance	Yearly Prospects for FY2002
Total volume of trading transactions	6,555.2	2,030.0	6,220.1	1,907.7	- 335.1	- 122.4	8,600.0
Gross trading profit	327.5	107.0	314.1	99.5	- 13.4	- 7.5	450.0
Selling, general and administrative expenses	- 296.8	- 96.9	- 252.8	- 83.7	44.1	13.3	- 355.0
Povision for doubtful accounts	- 40.7	- 1.3	- 6.2	0.0	34.5	1.3	- 10.0
Operating profit (loss)	- 10.0	8.8	55.1	15.8	65.2	7.0	85.0
Interest expense, net of interest income	- 22.8	- 7.7	- 16.8	- 5.4	5.9	2.2	- 34.0
Dividends	5.3	1.0	4.2	0.7	- 1.1	- 0.3	5.0
Gain (Loss)on investment securities	- 81.7	0.2	1.5	1.1	83.2	0.9	- 8.0 (total of the three rows)
Gain (Loss) on property and equipment	- 41.9	- 0.2	2.3	1.2	44.2	1.4	
Other-net	2.0	7.7	- 7.9	- 1.3	- 9.9	- 9.0	
Income (loss) before income taxes and equity in earnings	- 149.1	9.8	38.5	12.0	187.6	2.3	48.0
Provision (benefit) for income taxes	55.9	- 5.0	- 21.3	- 6.1	- 77.2	- 1.1	- 29.0
Equity in earnings (losses) of affiliated companies	- 7.5	1.5	8.7	2.2	16.3	0.8	11.0
Net income (loss)	- 100.8	6.2	25.9	8.1	126.7	1.9	30.0
Core earnings (*1)	40.8	11.9	74.3	18.7	33.5	6.8	111.0

(*1) Core earnings=Adjusted operating profit (excluding restructuring cost) + Dividend income ±Equity in earnings (excluding restructuring cost)

Financial Condition	March 31, 2002	December 31, 2002	Variance
Total assets	4,805.7	4,345.7	-460.0
(Current assets)	(2,487.6)	(2,161.0)	(-326.5)
(Fixed assets)	(2,318.1)	(2,184.7)	(-133.5)
Shareholders' equity	263.9	252.6	-11.3
Interest-bearing debt	3,184.9	2,825.7	-359.2
Net interest-bearing debt	2,712.9	2,464.5	-248.4
D/E ratio (*2)	10.28 times	9.76 times	0.52 points

(*2) D/E ratio is calculated based on interest-bearing debt.

Outline of Financial Results for the 1st - 3rd Quarter of FY2002 (Income Sstatements)

【Major indexes】

	3rd Quarter FY2001	3rd Quarter FY2002	Variance
1) Foreign Exchange rate(YEN/USD)	122.68	122.95	(0.27 yen, devaluation)
2) Short-term Prime rate (Japan)	1.375%	1.375%	
3) Long-term Prime rate (Japan)	1.692%	1.861%	(0.169% rise)

【Main items】

1) Total Volume of Trading Transactions... 6,220.1 billion yen
Although the volume decreased by 335.1 billion yen compared to the same period of the previous fiscal year, this reflected a drop of approximately 365 billion yen due to the transfer of iron and steel operations to Marubeni-Itochu Steel Inc. After adjusting the previous year figure to a comparable basis, the real volume increased by approximately 30 billion yen.
By segment, the main factors affecting the total volume were an increase in Plant & Ship by 207.9 billion yen, offset by decrease in IT Business by 74.0 billion yen, in Textile by 49.1 billion yen and in Energy by 42.0 billion yen.

2) Gross trading profit...314.1 billion yen
Gross trading profit decreased by 13.4 billion yen compared with the same period of the previous fiscal year. This reflected a decrease in Gross trading profit of approximately 18.5 billion yen as a result of the transfer of iron & steel operations to Marubeni-Itochu Steel Inc. and approximately 2 billion yen due to withdrawal from unprofitable businesses, however, and after adjusting previous year figures to a comparable basis, the real Gross trading profit increased by approximately 7 billion yen.
By segment, the main factors affecting this improvement were an increase in Transportation & Industrial Machinery by 3.2 billion yen, in Development & Construction by 2.1 billion yen and in Plant & Ship by 1.5 billion yen.

3) Selling, general and administrative expenses ... 252.8 billion yen
Compared to the same period of the previous fiscal year, SG&A expenses decreased by 44.1billion yen. This reflected a decrease of approximately 22.5 billion yen from the implementation of expense reduction measures (approximately 1.9 billion yen after netting against an increase of 3.5 billion yen from exchange rate fluctuations), a decrease of approximately 15.0 billion yen due to the transfer of operations to Marubeni-Itochu Steel Inc., and a decrease of approximately 10 billion yen due to the withdrawal from unprofitable businesses.

4) Financial income and expenses ... -12.6 billion yen
Improved by 4.8 billion yen compared to the same period of the previous fiscal year due to an improvement of interest income and expense.

5) Other Losses ... -7.9 billion yen
Losses were increased by 9.9 billion yen compared with the same period of the previous fiscal year due to an increase of foreign exchange losses (7.5 billion yen) etc.

6) Equity in earnings of affiliated companies ... 8.7 billion yen
Improved by 16.3 billion yen compared with the same period of the previous fiscal year.

7) Net Income ... 25.9 billion yen
Increased by 126.7 billion yen compared with the same period of the previous fiscal year.

Balance Sheets at the End of the 3rd Quarter of FY2002

【Main items】

1) Total assets...4,345.7 billion yen
Total assets decreased by 460.0 billion yen due to the reexamination of low-profit transactions, liquidation of unprofitable businesses and sales of non-core assets.

2) Shareholders' equity... 252.6 billion yen
Shareholders' equity decreased by 11.3 billion yen compared with the end of the previous fiscal year. Although the Company posted Net income of 25.9 billion yen for the period under review, this was offset by adjustments such as the decrease in Currency translation adjustment accounts and others (-21.8 billion yen) due to the foreign currency exchange rate and the aggravation of Unrealized losses on investment securities (-15.3 billion yen).

3) Net interest-bearing debt...2,464.5 billion yen
Net interest-bearing debt decreased by 248.4 billion yen compared with the end of the previous fiscal year.

Yearly Prospects for FY2002

- Despite a tough economic environment, the Company achieved steady operating results for the period under review. Based on considerations such as uncertainty of stock market and foreign exchange rate, however, the Company will not change its yearly prospects for FY2002.
- At the same time, the Company projects its net interest-bearing debt well under 2.5 trillion yen at the end of FY2002, as it continuously reduce risk assets and replace with the superior assets.

(Annex I)

February 7, 2003

Company Name: **Marubeni Corporation**
Representative : TSUJI, Tohru, President and CEO
CODE: 8002 TSE 1st Section
(URL http://www.marubeni.com)
Enquiries: HONDA, Tsutomu, General Manager
Media Relations Sec.
Corporate Communications & Investor Relations Dept.
(Phone: 81-3-3282-4800)

Dissolution of Subsidiary

Name of Subsidiary: **TIANJIN RONGHONG SALES & DISTRIBUTION CO., LTD**

1) Reason for dissolution: Wholesaler and distributor of food to mass sales stores in China. Dissolved due to low profitability of its business.

2) Company profile:

Location: 3F OuRuike Building
No 193 Jie Fang north Road He Ping District
Tianjin, P.R.CHINA

Representative: SAKAMOTO, Tetsuro

Capital Stock: US$ 5,000 thousand

Major shareholder(s): Marubeni Corporation 65.7%, Marubeni (China) Co., Ltd. 7.3%, Others

3) Prospects: Dissolution was resolved on October 10, 2002.
Liquidation is to be completed during FY2002.
Its effects on financial results for FY2002 are insignificant.

(Annex II)

February 7, 2003

Company Name: **Marubeni Corporation**
Representative: TSUJI, Tohru, President and CEO
CODE: 8002 TSE 1st Section
(URL http://www.marubeni.com)
Enquiries: HONDA, Tsutomu, General Manager
Media Relations Sec.
Corporate Communications & Investor Relations Dept.
(Phone: 81-3-3282-4800)

Settlement on Alaska Bristol Bay Antitrust Lawsuit

Marubeni Corporation has announced today that a settlement has been reached with the plaintiffs' counsels in the Bristol Bay antitrust suit brought by the representatives of fishers in the Bay. This settlement is subject to the final approval of the Superior Court For the State of Alaska, Third Judicial District at Anchorage.

1. Settlement Amount:

   Marubeni Group defendants will pay US$25 million to the Plaintiffs.

2. Initiation of the Suit and the Circumstances through the Settlement:

(1) In 1995, eight (8) fishers commenced actions, on behalf of themselves and all others similarly situated, against Marubeni Corporation, its US subsidiary North Pacific Processors, Inc., several local marine food processors, and other entities alleging that the defendants committed a conspiracy to suppress the purchase prices of Bristol Bay salmon during the period from 1989 through 1995. In 1997 the court granted the class action certification, when the plaintiffs composed of 3,000 fishers and the damages sought amounted to US$975 million (trebling the alleged damages of US$325 million pursuant to the state antitrust law) plus prejudgment interest and legal fees.

(2) From the inception of the proceeding, the Marubeni Group defendants unequivocally denied committing any wrongdoing alleged by the plaintiffs and vigorously defended the case. On July 2, 1999, the Superior Court granted summary judgment in favor of defendants, holding that the plaintiffs had failed to present evidence sufficient to raise a genuine issue of fact as to whether a conspiracy existed.

(3) Upon plaintiffs' appeal, on May 31, 2002 the Supreme Court of Alaska reversed the summary judgment and remanded to the Superior Court for further proceedings.

(4) Thereafter, the Marubeni Group defendants have been searching for the settlement, and have finally reached an agreement.

3. Marubeni Group defendants' thoughts about this lawsuit:

Settlement Agreement is not an admission or suggestion that the Marubeni Group defendants have committed any wrongdoing and the Marubeni Group defendants have denied and continues to deny any wrongdoing or liability alleged by plaintiffs in the action; the Marubeni Group defendants could have decided to continue to litigate in the jury trial starting from the early February this year. However, considering the uncertainty that jury trials may involve and the size of verdict that plaintiffs are seeking, and based upon the advice from our attorneys in charge, the Marubeni Group defendants have concluded that the settlement serves its best interest.

4. Effect on the Financial Prospects of Marubeni Corporation:

Marubeni Corporation does not revise the financial prospects for the fiscal year ending March 2003.

"V" PLAN

(Vitalize Marubeni)

New Medium - Term Management Plan

(FY2003 - FY2005)

~Scenario for revitalization and new growth ~

February 21st, 2003

Marubeni CORPORATION

Table of Contents

1. Positioning of New Medium-Term Management Plan

- ✓ The "V" PLAN which succeeds the "A" PLAN, takes its predecessor's themes to the next level. It is a framework for Marubeni's earning power and company vitality over the medium-term period from FY2003 to FY2005.

- ✓ Through the "A" PLAN's decisive actions, previous losses were cleaned up. Moreover, three reforms supported a considerable improvement in profitability: 1) Expansion of profits in core business fields, 2) Drastic cost reductions, 3) Improvement in profitability of loss-making firms. The "A" Plan is progressing well and is on target to meet goals of 30 billion yen Net Income with Net Interest-bearing Debt of 2.5 trillion yen or less in FY2002. The Marubeni Group made strides in improving earning power and company vitality.

- ✓ Marubeni's New Medium-Term Management Plan, the "V" PLAN, which works in the spirit of the "A" PLAN, goes beyond merely increasing profitability and shareholders' equity, also working to solidify Marubeni Group's overall strength.
  It aims for: Net Income of 50 billion yen, Net Interest-bearing Debt of less than 2 trillion yen, and Net D/E ratio of 5 times or less in FY2005.

2. Management Initiatives (I)

Company Doctrine

Taking up the spirits of "Fairness - Innovation - Harmony", the Marubeni Group aims to proudly contribute to the economy and society through fair and upright corporate activities.

Management Policy

Marubeni shall be a tough Group composed of No.1 Portfolio Unit in each industry.

- ✓ The Group with a solid financial structure
- ✓ The Group with Net Income of at least 50 billion yen

2. Management Initiatives (II)

Business Strategy

Through implementation of management strategies by each business model, Marubeni will make our operation sound and strong under full consideration of "risk-return" and "cash flow".

Measures

Clarification of Management Strategy by Business Model
- ✓ Commodity Trade
- ✓ Project Solution Service
- ✓ Business Incubation

Portfolio Management
- ✓ Adoption of Portfolio Unit System (Segmented Managerial Units)
- ✓ Strategic Classification of Portfolio Unit (Prioritized allocation of management resources)

Reinforcement of Risk Management

Cash Flow Conscious Management

Strengthening of Corporate Compliance Structure

Customer-oriented

Advanced and Combined Functions

Value Creation

Challenge to the Future

Management Tasks

Improvement in Financial Structures
- ✓ Enlargement of Shareholders' Equity
- ✓ Reductions in Net Interest-bearing Debt

Strengthening of Profit Bases

3. Financial Targets

(Billions of yen)

	FY2005 Targets
Net Interest-bearing Debt	2,000
Shareholders' Equity	400～500 (Note 1)
Risk Assets	580
Net Income	50
Core Earnings (Note 2)	140
Risk-return (Note 3)	8.6%
Net D/E Ratio	4.0～5.0 times

(Note 1) Including capital enhancement

(Note 2) Core earnings = Operating Profit (excluding Provision for Doubtful Accounts) + Equity in Earnings (loss) + Dividends

(Note 3) $\text{Risk-return} = \dfrac{\text{Net Income}}{\text{Risk Assets}}$

4. Priority Fields and Priority Markets

<Priority Fields>

Adoption of strategy to dedicate managerial resources of capital and human resources to priority fields.

- Food Distribution
- Natural Resource Development
- Pulp & Paper
- Leading-edge Technology
- Electronics-related Materials
- Overseas Independent Power Producer

<Priority Markets>

Asia, especially China

While domestic market remains the base, Marubeni ranks Asia, especially China, as an important area, which are attractive production bases and consumer markets. Marubeni will work to expand proven business models in those markets with expertise.

5. Clarification of Management Strategy by Business Model (I)

Marubeni CORPORATION

Business Model	Key Words	Management Strategy
Commodity Trade	Solidify Profit Base Through Enhanced Functionality	· Allocate management resources with priority · Advance and combine trading house functions · Respond quickly toward changes in industrial structures
Project Solution Service	Transform to Make Great Strides	· Transformation to a business model that focuses on offering solution services · Use expertise to support growth
Business Incubation	Challenge and Cultivate New Businesses	· Challenge new business areas · Cultivate future income sources · Diversified and risk-limited investments

5. Clarification of Management Strategy by Business Model (II)

- Commodity Trade -

- This model is essential business domains for the Company, forming its profit base.
- It has established business bases, such as customers, human resources and credibility.

Management Strategy ------> *Solidification of Profit Base Through Enhanced Functionality*

- ➢ Allocation of management resources with priority
- ➢ Advancement and combination of trading house functions (such as Organize, Planning, Finance, Logistics, Related Investment, etc.)
- ➢ Quick response towards change in industrial structure

Business Strategy

- ✓ Pursuit of profit increase through linkage between upstream and downstream in the value chain.
- ✓ Promotion of trade related investments including capital alliance. By strengthened distribution channel and SCM, expansion of trading volumes and extension of product lines.
- ✓ Development of businesses, mainly imports from Asia and US, as well as domestic distribution. Promotion of exports and offshore businesses, corresponding to increased demand by Japanese ventures overseas and Asian countries.
- ✓ Investment in superior projects, such as natural resource development.

5. Clarification of Management Strategy by Business Model (III)

Marubeni CORPORATION

- Project Solution Service -

Management Strategy ------> *Transformation to Make Great Strides*

- Transformation of Business Model, Focusing on Offering Solution Services
- Utilization of Our Expertise to Take a Great Leap Forward

Business Strategy

- ✓ Accumulate and integrate expertise as an organizer, developer, and consultant, to offer solutions to customers.
  - Promote new superior projects and increase related businesses, such as IPP projects and cash-based EPC contracts.
  - Arrange structured finance or third-party partnership. Organize first stage feasibility study and promote solution and organizing function.
- ✓ Expand financial businesses, including unlisted stock fund and real estate investment funds.
- ✓ Promote development and construction businesses specializing in urban condominiums and property management services

(NOTE)
IPP : Independent Power Producer
EPC : Engineering, Procurement & Construction

5. Clarification of Management Strategy by Business Model (IV)

Marubeni CORPORATION

- Business Incubation -

Management Strategy ------> *Challenge and Cultivation of New Business*

- ➢ Challenge New Business Areas
- ➢ Cultivate Business Seeds for Future Income Sources
- ➢ Make Diversified and Risk-limited Investments

Business Strategy

- ✓ Implement risk-limited risk and diversified investment in new growth fields such as bio- and nano-technology.
- ✓ Offer Marubeni's business infrastructure, marketing power and procurement capabilities. Support and nourish venture companies in new technology related areas or newly developed markets.
- ✓ Improve value of invested companies and realize capital gains (Venture capital)
- ✓ Strengthen solution services in the IT area, such as system integration including development and maintenance.
- ✓ Reinforce network infrastructure business in cooperation or integration with strong strategic partners.

6. Total Strength

Marubeni CORPORATION

Marubeni's Total Strength

- ✓ **Organization**
  Consolidate accumulated know-how in each business division through inter-divisional collaboration. Create new values from existing trades and new businesses to meet customer and partner needs.
- ✓ **Business Infrastructure and Functions**
  Combining organically business infrastructure and functions to develop integrated strategies that creatively develop valuable functional solutions to customer and business partner needs.
- ✓ **Risk Diversification**
  Risk diversification and balanced profitability, based on various industries, countries, merchandise and customers.



Marubeni's Combination Power (Creativity)
Marubeni's Business Infrastructure
Customer Satisfaction
Business Creation
Risk Diversification
Organize, Planning,
Finance, Marketing Power,
Procurement, Risk Management
Domestic and Overseas Bases, Information Network,
Distribution Network, Large Customer Base,
Rich Human Resources, Know-how, Experience
Corporate Brand, credibility

7. Synergy Among Business Models

Marubeni CORPORATION

Marubeni will increase profit further, and leverage its credibility and corporate brand, utilizing its "Total Strength" derived from cooperation and supplementation among the business models.



Business Incubation
New Business
New Materials
New Technology
New Markets
DEAL FLOW
DEAL FLOW
Commodity Trade
Value Chain Deployment
Product Planning
DEAL FLOW
DEAL FLOW
Plant Orders
Project Solution
Organizer
Developer
Consultant
Expertise

Examples

- The business units (Project Solution Service Model) provide solution services to plant projects and the other business units (Commodity Trade Model) handle goods produced by the plants.
  Such organic combination increases the plant project value, then Marubeni enjoys increased plant contracts and related trade businesses.
- The business units (Business Incubation Model) nourish new businesses and the other units (Commodity Trade Model) grow and strengthen those businesses, and harvest steady profits.

8. Financial Targets by Business Model (I)

Marubeni CORPORATION

Net Profit

FY2002 (Pros.) 30 billion yen → **FY2005 (Target)** 50 billion yen



Billions of yen
60
50
40
30
20
10
0
-10
Project Solution Service
Commodity Trade
Business Incubation
5
32
-7
1
6
43
FY2002
FY2005

(Note) Including Provision for Doubtful Accounts and Extraordinary Income/Loss

8. Financial Targets by Business Model (II)

Marubeni CORPORATION

Net Interest-bearing Debt

End FY2002(Pros.) 2,400 billion yen → **End FY2005(Target)** 2,000 billion yen



Billions of yen
3,000
2,500
2,000
1,500
1,000
500
0
Business Incubation
Project Solution Service
Commodity Trade
110
1,050
1,240
80
700
1,220
End FY2002
End FY2005

New Investments

(Each fiscal year)

> Commodity Trade Food distribution,natural resource development, pulp & paper, electronics-related materials, etc.	20～30
> Project Solution Service Overseas IPP etc.	5～10
> Business Incubation Leading-edge technology etc.	5～10

Execution of new investments of 30 to 50 billion yen in each fiscal year, along with reduction of risk assets and interest-bearing debt

8. Financial Targets by Business Model (III)

Marubeni CORPORATION

Aiming an increase in Net Profit, through reduction of Interest-bearing Debt and improvement of profitability by replacing risk assets with superior assets

< Net Profit (billions of yen) >

FY2002 (Pros.)	FY2005 (Target)
30	50

< Net Interest-bearing Debt (billions of yen) >

Mar. 2003 (Pros.)	Mar. 2006 (Target)
2,400	2,000

(billions of yen)

Profit Increase

In Commodity Trade	**+11**
* Living products	+3
* Industry materials	+4
* Natural resources	+4
In Project Solution Service	**+1**
In Business Incubation	**+8**

(billions of yen)

Reduction of Net Interest-bearing Debt

Cash Flows from/to	
* Net Profits	120
* Depreciation and amortization	150
* Re-examination of business portfolio	
· Collection of trade and bond receivables	180
· Divestiture & integration of group companies	55～120
* New investments	- 90～-150
* Dividends	-15～-20
Total	400

by Business Model	
○Commodity Trade Business	20
○Project Solution Service	350
○Business Incubation	30

9. Portfolio Management (I)

(1) Clarification of Management Benchmarks

Establish PATRAC (Profit After Tax less Risk Asset Cost) as the most important managerial guideline to pursue optimal risk-return management.

PATRAC

PATRAC= Net Income - Risk Assets x 8%

Benchmark: PATRAC > 0

・During the "V" Plan (FY2003 – FY2005), Risk Asset Cost (Equity cost) is taken to be 8%

Net Income — Required Equity × Equity Cost

(Required Equity × Equity Cost = **Required Return**)

Net Income — Risk Assets × Risk Asset Cost (=8%)

◆ PATRAC judges net contribution (positive or negative) toward Net Income, incorporating the concept of Equity Cost.

◆ Calculate PATRAC, assuming that Marubeni's Required Equity equals Risk Assets (set at maximum conceivable loss) and Equity Cost equals Risk Asset Cost (8%).

◆ Adopt PATRAC as evaluation criteria for portfolio units and consolidated subsidiaries.

◆ Use 10% as benchmark for future Risk Asset Cost (=Equity Cost)

Risk-Return

$$\text{Risk-Return (\%)} = \frac{\text{Net Income}}{\text{Risk Assets}}$$

$$\text{Risk-Return} = \frac{\text{Net Income}}{\text{Net Sales}} \times \frac{\text{Net Sales}}{\text{Total Assets}} \times \frac{\text{Total Assets}}{\text{Risk Assets}}$$

(Net Income / Net Sales × Net Sales / Total Assets = ROA)

Risk-Return Improvement Measures:
- Improvement in Profit Margins
- Increase in Sales-to-assets Ratio
- Replacement to Superior Assets

9. Portfolio Management (II)

Marubeni CORPORATION

(2) Segmentation of Managerial Units → Adoption of Portfolio Unit System

Current

Management controlled through Business Divisions

FY 2003 Forward

Management controlled through Business Divisions

+

Management controlled through segmented Portfolio Unit

Optimal Performance Throughout Company

Portfolio Unit Selection and Concentration

Core Units → No.1 Portfolio Unit in Each Industry

Non-Core Units → Withdrawal

(3) Strategic Classification of Portfolio Unit → Prioritized Allocation of Management Resources

Periodical Evaluation, Classification and Strategic Planning of Portfolio Unit

Evaluation:

Quantitative aspects (PATRAC and Risk-return)
Qualitative Aspects* (Priority of Capital Allocation)
* ·Worthwhileness, in line with growth strategy, of capital expenditures, such as equity investments, loans and tangible/intangible asset purchase.
·Strategic promise, potential market growth and changes, and previous records.

Classification:

Core units:
Expansion, Reinforcement or Support
Non-core units:
Restructuring or Withdrawal*
* Those units with risk-return of less than 8% (negative PATRAC) will be classified as Restructuring or Withdrawal.

Strategic Planning:

Core units:
Profit expansion through prioritized allocation of management resources
Non-core units:
Capital collection and risk asset reduction



High
Risk-Return
(+) PATRAC (-)
8 %
4 %
Expansion
Growth
Restructuring
Withdrawal
Support
Divestiture
Low
Low
Resource Distribution Priority
High

	< Strategy >	< Positioning >
Expansion	Improve profitability and increase sales through reinforced functionality. Aim for maximized PATRAC.	Units with contribution toward both profit growth and cash flow generation
Growth	Make additional capital expenditures. Aim to maximize PATRAC.	Units with profitability and increased PATRAC in the future
Support	Provide limited capital expenditures to growth areas. Aim for long-term profit expansion.	Units where profitability and cash flow are both low but long-term growth is expected.
[illegible]	[illegible]	Units with low profitability and cash flow, where definitive action is necessary.
[illegible]	[illegible]	Units to be withdrawn.

10. Risk Management

Introduction of Integrated Risk Management System

Previous:
Risks were managed individually, by country, risk-level and account type.

Current (since FY2001) :
Considering the effects of in-portfolio diversification and correlations, Marubeni adopts an Integrated Risk Management System that quantifying risk with a common measure, the "VaR (Value at Risk)".

Focus on enhancement of Shareholders' Equity (risk buffer intrinsically required), corresponding to Risk Assets.

PATRAC = Net Income - Risk Assets × 8%

Business Marubeni Will Not Take up in Future

- Business Investments whose market risks cannot be hedged.
- Those to which the Company's expertise cannot be applied.
- Credit with low risk-returns.
- Credit longer than 10 years.
- Business investments whose return periods are longer than 10 years.
- Projects where a conflict of interest exists as both a lender and an equity holder.
- Speculative real estate projects.

Risk Assets, calculated by each portfolio unit, making possible more accurate risk management.

PATRAC and Risk-return, calculated by each portfolio unit

In order to maximize return on risk held by portfolio units, implement reinforcement of profit base and reduction in risk assets through reviewing and replacement of assets.

Risk-return (%) = Net Income / Risk Assets

11. Cash Flow Management

Cash Flow Management Priority

Sustainable Growth of Free Cash Flow

- Increase in Net Profit
- Reduction of working capital
- Cash out of Equity Income as cash dividend or equity sales, etc.
- Prevention of Bad Debts
- Reduction of fixed assets

- Increase corporate value
- Intensify financial strength
- Improve financial efficiency

In order to maintain cash flow, the Management put top priority on controlling Interest-bearing Debt, succeeding “Balance Sheet Management System”. Therefore Marubeni, in principle, covers new investments within the total of net profit and proceeds from previous investments.

12. Corporate Compliance Structure

(1) Basics of Compliance

- Compliance is considered management's most important responsibility to the society
- Thoroughly strengthen group compliance structure including group companies

Marubeni's Pledge

Marubeni does its corporate activities in conformity with corporate ethics and Company Doctrine, and observes laws and regulations, keeping its Company Creed of "Fairness-Innovation-Harmony" and spirits of Marubeni Corporate Principles.

(2) Strengthening the Compliance Structure

<History>

(1998) · **Marubeni Corporate Principles**

(2002) · **Compliance Committee established**
· **Corporate Principles**
· **Compliance Manual ratified**
· **"Door of Courage" -an internal accusation system-opened**

- Create and improve each employee's compliance spirit through education and enlightenment such as seminars
- Divisional Compliance Officer will be the center of divisional compliance structure including group companies, in order to respond carefully with differences in industries.
- Enrich Internal Auditing System such as increasing the number of internal auditors and strengthening the auditing structure for group companies, in order to establish efficient internal controlling system, including compliance auditing.

13. Business Model Based Reorganization (I)

Marubeni CORPORATION

Grouping Portfolio Units (100 units) by Business Model, Marubeni will start off its Fiscal Year 2003 with the organization as below. However, the Management will make decision on the selection and concentration of not only unit itself but also each business of the unit, thus it will reorganize the units accordingly.

Commodity Trade **65 units**

Agri-Marine Products Div.
- Cereals & Sugar Unit
- Grain & Feedstuff Unit
- Oilseeds, Fats & Oils Unit
- Beverage Unit
- Foods Merchandising Unit
- Foods Marketing Project Unit
- Farm Products Unit
- Meat & Seafood Unit
- Osaka Foodstuff Unit

Textile Div.
- Apparel Unit
- Apparel Retail Unit
- Utility Apparel Unit
- Fiber & Yarn Unit
- Textile Unit
- Industrial Material & Interior furnishings Unit

Forest Products & General Merchandise Div.
- Rubber Unit.
- Hide,Leather & Footwear Unit
- General Merchandise & New Products Unit
- Housing & Construction Materials Ur
- Pulp Unit
- Leisure Business Unit
- Wood Chip Unit
- Printing & Publication Paper Unit
- Packaging Paper & Board Unit
- Osaka Pulp, Paper & Paperboard Ur

Chemicals Div.
- Specialty Chemicals Unit
- Electronic Materials Unit
- Inorganic & Chemicals Unit
- Agricultural Chemicals Unit
- Basic Chemicals Unit
- Plastics Planning Unit
- Vinyl Alkali Unit
- Osaka Chemicals Unit
- Chemix Business Unit
- Plax Business Unit

Energy Div.
- Oil and Gas E & P Unit
- Sakhalin Project Unit
- LNG Project Unit
- Energy Trading Unit
- Petroleum Products Unit
- Nuclear Power Unit
- Mieco Business Unit
- Sino Benny business Unit
- Marubeni Energy Business Unit
- Marubeni Ennex Business Unit
- Marubeni Utility Services Business Unit

Metals & Mineral Resources Div.
- Iron Ore Unit
- HBI Project Unit
- Steel Making Raw Materials Unit
- Coal Unit
- Non-Ferrous Metals & Ores Unit
- Precious Metals Unit
- Light Metals Unit
- MMC Unit

Transportation & Industrial Machinery Div.
- Aerospace & Defense System Unit
- Automotive & Construction Machinery Retail Business Unit
- Automotive & Construction Machinery Whole Sales Unit
- Automotive & Construction Machinery Trade & Project Unit
- Automotive & Construction Machinery Asset Management Unit
- Production Machinery Unit
- Industrial Machinery Unit
- Industrial System Subsidiaries & Affiliates Business Unit
- Digital Products Unit
- Medical Business Unit

Iron & Steel Strategies and Coordination Unit

13. Business Model Based Reorganization (II)

Project Solution Service — 28 units

- **Utility & Infrastructure Div.**
  - Overseas Power Project Unit-1
  - Overseas Power Project Unit-2
  - Domestic Power Project Unit
  - New Energy Business Unit
  - Environment Infrastructure Unit
  - Overseas Asset Management Unit
  - Railway & Transport Project Unit
- **Plant & Ship Div.**
  - Industrial Plant Unit
  - Energy & Chemical Project Unit
  - Ship Unit
  - Asset Management Unit
  - CAPC Project Unit
  - Tekmatex Business Unit
  - Protechs Business Unit
- **Development & Construction Div.**
  - Tokyo Housing Development Unit-1
  - Tokyo Housing Development Unit-2
  - Construction Business Unit
  - Urban Development Unit
  - Real Estate Business Unit-1
  - Real Estate Business Unit-2
  - Osaka Housing Development Unit
  - Housing Support Business Unit
  - Overseas Development & Construction Unit
  - Estate Management Unit
- **Finance & Logistics Business Div.**
  - Finance Business Unit
  - Insurance Business Unit
  - Treasury & Trading Unit
  - Logistics Business Unit

Business Incubation — 7 units

- **Telecom & Infomation Div.**
  - Vectant Unit
  - Nexion Unit
  - Solution Service Unit
  - Project Management Unit
  - Enterprise Sales Unit
  - Overseas Telecom & Information Unit
- Business Incubation Unit

14. "V" Plan Committee

"V" Plan Committee, an engine for carrying out the PLAN, under the direct control of the Management.

Assignment

- Reduction of Risk Assets, Net Interest-bearing Debt and Fixed Assets
- Cash Flow Management
- Expense Curtailment
- Improvement of problem units with negative PATRAC
- Improvement of problem group companies with negative PATRAC
- Reexamination of operations of Corporate Staff Division
- Other issues brought up at Corporate Management Committee

New structure


President & CEO
Corporate Management Committee
"V" Plan Committee
Investment & Credit Committee

15. Corporate Governance (I)

Marubeni CORPORATION

Corporate Governance

Revisions to Japanese Commercial Code in Year 2002

A large company can choose either to maintain the current statutory Auditor System, or to adopt become a "Company with Committees" or a "Company with Important Asset Committee"

Issues

To strengthen check and control of President & CEO and members of the Corporate Management Committee

Marubeni's Policy for Corporate Governance

In order to realize open management to society and shareholders, and to improve Corporate Governance, Marubeni will:

- Shorten Board Members' term of office from 2 years to 1 year
- Introduce "Advisory Committee"
- Hire external personnel for the current Management Remuneration Committee
- Establish Auditors' Office in order to strengthen auditors' power

Marubeni will maintain the current statutory Auditor System, and will consider adoption of a "Company with Committees" or a "Company with Important Asset Committee" when merits and demerits of choosing one have become clear.

15. Corporate Governance (II)

(1) Advisory Committee

1) Function: Survey external opinions about overall Marubeni's management including efficiency and transparency

2) Member:
- President & CEO
- 3 from executives, nominated by President & CEO
- Approx. 5 from outside (academic experts, executives from outside companies, lawyers, etc.)

The committee will meet periodically throughout the year.

(2) Management Remuneration Committee

1) Function: Consider compensation plan of Board Members and Corporate Vice Presidents

2) Member:
- External Auditors
- 5 from executives

3) Agenda: Compensation for Board Members and Corporate Vice Presidents
- ·Annual remuneration
- ·Retirement benefits
- ·Reward and punishment
- ·Other issues

16. Capital Enhancement

Marubeni CORPORATION

Execution of 100 billion yen capital enhancement (approx.) during the course of "V" PLAN


Internal factors
Successful execution of "V"PLAN
Increased corporate value
Improved D/E Ratio
Marubeni's stock price rises
External factors
Recovery of Japanese economy
Improvement of stock market
100 billion yen(approx.) Capital Enhancement
Reinforced profit base
Enhancement of Shareholders' Equity
Further improvement of D/E Ratio
Progress of credit rating